SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2007

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated October 23, 2007, entitled "DISPOSAL BY DRDGOLD OF ITS STAKE IN EMPEROR MINE LIMITED ("EMPEROR") AND WITHDRAWAL OF CAUTIONARY".

99.2   Release dated October 23, 2007, entitled "COURT ORDER GRANTED TO BLYVOORUITZICHT GOLD MINE".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 24, 2007   By: /s/ Themba Gwebu
                                              Name: Themba Gwebu
                                              Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

Disposal by DRDGOLD of its stake in Emperor Mines Limited ("Emperor") and withdrawal of cautionary

1. Introduction

DRDGOLD shareholders are referred to the announcements released on 18 September and 18 October 2007 in which DRDGOLD advised that it planned to realise its investment in Emperor, its 78.7% held subsidiary. Further to the announcement released by Emperor on 22 October 2007, DRDGOLD is pleased to announce that it has now disposed of its entire interest in Emperor ("the Emperor disposal").

In terms of the amended JSE Limited Listings Requirements, the Emperor disposal is classified as a Category 2 transaction. This announcement is therefore for information purposes only and no action is required by DRDGOLD shareholders.

2. Details of the Emperor disposal

2.1 The purchasers

The purchasers of the Emperor shares were 26 institutional investors which each acquired between 0.4% and 21.6% of the shares.

2.2   The Emperor disposal consideration

The Emperor shares were disposed of at a price of A$0.068 per share amounting to a total disposal consideration of A$56 million (R340.9 million at an exchange rate of R6.088:A$1.00).

2.3 The effective date

The effective date of the disposal was 22 October 2007.

3. Rationale for the Emperor disposal and application of the Emperor disposal proceeds

DRDGOLD has previously announced its intention to focus solely on opportunities in South Africa which will include improving the efficiencies of its existing mines, expanding the surface treatment operations and developing its uranium and exploration potential. The cash received in respect of the Emperor disposal will be applied to furthering these objectives.

4. Pro forma financial effects of the Emperor disposal

Prior to the implementation of the Emperor disposal, Emperor itself had undertaken the disposal of its interest in the Porgera joint venture ("the Porgera disposal") which was approved by DRDGOLD shareholders on 27 July 2007 and was completed on 17 August 2007. The two disposals are integrally linked and therefore the pro forma financial effects of both the Porgera disposal and the Emperor disposal are presented below. Such pro forma financial effects are the responsibility of the board of DRDGOLD and are presented for illustrative purposes only to provide information on how the disposals might have impacted on the reported financial information of the company if they had been implemented in the year ended 30 June 2007. Because of their nature, the pro forma financial effects may not give a fair indication of the company's financial position at 30 June 2007 or its future earnings.

	Before the Porgera disposal and the Emperor disposal(1)	After the Porgera disposal(2)	% change	After the Porgera disposal and the Emperor disposal(4)	% change overall
Attributable (loss)/earnings per ordinary share for the year ended 30 June 2007 (cents)(3)(5)	(271)	(49)	82	7	103
Headline (loss)/earnings per ordinary share for the year ended 30 June 2007 (cents) (3)(5)	(87)	(77)	11	(77)	11
Net asset value per ordinary share at 30 June 2007 (cents)(6)	39	283	626	291	646
Net tangible asset value per ordinary share at 30 June 2007 (cents)(6)	39	283	626	291	646

Weighted average number of ordinary shares in issue for the period	340 928 374	340 928 374	-	340 928 374	-
Number of ordinary shares in issue at the end of the period	370 341 981	370 341 981	-	370 341 981	-

Notes:

1.	The figures in this column are extracted from the audited annual financial results of the company for the year ended 30 June 2007.

2.	The figures in this column are based on the figures set out in the previous column, having adjusted for the effects of the Porgera disposal.

3.	For purposes of the pro forma attributable and headline earnings per ordinary share after the Porgera disposal it was assumed that:

- the proceeds from the Porgera disposal amounted to US$250 million and were received by Emperor on 1 July 2006;
- US$120.7 million was applied immediately to settle Emperor's debt obligations;
- a capital distribution by Emperor of A$0.05 per Emperor share, amounting to A$52.3 million, was instituted on 1 July 2006;
- Emperor earned interest on the net cash it retained at a rate of 4.5% per annum and paid no tax on such earnings;
- Papua New Guinea withholding tax amounted to US$4.5 million;
- DRDGOLD earned interest on the net cash received at a rate of 4.5% before tax and paid no tax on such earnings.

4.	The figures in this column are based on the figures set out in the column entitled "After the Porgera disposal" and reflect the effects of the Porgera disposal and the Emperor disposal.

5.	For purposes of the pro forma attributable and headline earnings per ordinary share after the Porgera disposal and the Emperor disposal it was assumed, in addition to the assumptions in note 3,that:

- the Emperor disposal was effected on 1 July 2006;
- interest was earned on the cash received, less costs incurred, at a rate of 4.5% before tax.

6.	For purposes of net asset value and net tangible asset value per ordinary share, it was assumed that the disposals were implemented on 30 June 2007.

5.	Withdrawal of cautionary

Shareholders are advised that, in light of the information presented above, caution is no longer required to be exercised when dealing in the shares of DRDGOLD.

Randburg

23 October 2007

Sponsor

BDO QuestCo

Exhibit 99.2

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the company")

COURT ORDER GRANTED TO BLYVOORUITZICHT GOLD MINE

DRDGOLD Limited has announced that, in terms of an order granted by the Labour Court to the company's Blyvooruitzicht Gold Mine today, mine workers will be allowed to return to the underground working areas at the Number 4, 5 and 6 shafts from the start of the night shift tonight to perform essential maintenance and support work in all sections, panels and development ends, and to conduct cleaning operations and attend to the removal of broken ore.

No production-related blasting may be undertaken on the shafts, pending:
- a presentation on an external audit of the mine's health and safety systems to be given to the Department of Minerals and Energy ("DME") at a meeting tomorrow morning; and
- a determination by the DME by no later than the close of business tomorrow whether to set aside, vary or confirm its notice to the mine in terms of Section 54 of the Mine Health and Safety Act.

The notice served on the mine on Saturday, following a rockburst which claimed the life of one employee, ordered all employees to be removed from the stopes at the mine's Number 4, 5 and 6 shafts.

Randburg
23 October 2007

Sponsor
BDO QuestCo (Pty) Limited